UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

LIGAND PHARMACEUTICALS INC
(Name of Issuer)
Common Stock
(Title of Class of Securities)
53220K207
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	53220K207

1	NAMES OF REPORTING PERSONS

	UBS AG (for the benefit and on behalf of UBS Investment Bank, Wealth Management USA, and Global Wealth Management and Business Banking business groups of UBS AG (See Item 7))

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Switzerland

	5	SOLE VOTING POWER

NUMBER OF		5,770,524

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,770,524

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,770,524

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.11%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	BK

CUSIP No.	53220K207
Item 1(a) Name of Issuer
LIGAND PHARMACEUTICALS INC
Item 1(b) Address of Issuer’s Principal Executive Offices:
10275 Science Center Drive
San Diego, California 92121-1117
Item 2(a) Name of Person Filing:
UBS AG
Item 2(b) Address of Principal Business Office:
UBS AG’s principal business office is:
Bahnhofstrasse 45
PO Box CH-8021
Zurich, Switzerland
Item 2(c) Citizenship:
Switzerland
Item 2(d) Title of Class of Securities
Common Stock
Item 2(e) CUSIP Number:
53220K207
Item 3. Type of Person Filing:
UBS AG is classified as a Bank as defined in section 3(a)(6) of the Act pursuant to no-action relief granted by the staff of the Securities and Exchange Commission.

CUSIP No.	53220K207
Item 4 (a)-(c)(iv). Ownership:
Items 5-11 of the cover pages are incorporated by reference.
Item 5. Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6. Ownership of More than Five Percent on Behalf of Another Person:
Not applicable
Item 7. Identification and Classification of the Subsidiary That Acquired the Security Being Reported on By the Parent Holding Company:
This statement on Schedule 13G is being filed by UBS AG on behalf of itself and the subsidiaries listed below. The securities being reported on by UBS AG were acquired directly by UBS AG directly and certain of such subsidiaries.
UBS AG London Branch
UBS Portfolio LLC
UBS Ltd
UBS Warburg Private Clients Ltd
UBS AG Tokyo Branch
UBS AG (Switzerland)
UBS Warburg Securities (Pty) Ltd (South Africa)
UBS International Ltd
UBS Warburg Securities Ltd
UBS Warburg Corretora de Cambio e Valores
Mobiliarios S.A.
UBS Warburg Trading S.A.
UBS Bank S.A.
UBS Bunting Warburg Inc
UBS Capital LLC
UBS AG Brazil
UBS Limited
UBS Capital Asia Pacific Ltd

CUSIP No.	53220K207
UBS Capital Holdings LLC
UBS Capital Jersey Ltd
UBS Capital BV
UBS Warburg AG (Frankfurt)
UBS Securities Australia Ltd
UBS Securities Canada Inc.
UBS Securities Hong Kong Ltd
UBS Securities (Japan) Ltd
UBS Securities LLC
UBS Securities New Zealand Limited
UBS New Zealand Limited
UBS AG Australia Branch
UBS Capital Markets LP
UBS Capital Latin America LDC
UBS Securities France SA
UBS AG Canada Branch
PaineWebber Capital Inc
Paine Webber International Inc
UBS Financial Services Incorporated of Puerto Rico
UBS Americas Inc
UBS Financial Services Inc.
UBS (Bahamas) LTD
UBS (Cayman Islands) LTD
UBS (France) SA
UBS (Italia) SpA
UBS (Luxemberg) SA
UBS (Luxemberg) SA Austria Branch
UBS (Monaco) S.A.
UBS AG Brazil
UBS AG New York (101 Park Avenue)
UBS AG Hong Kong Branch
UBS AG Jersey Branch
UBS AG Singapore Branch
UBS AG Stamford Branch
UBS Assessores LTD
UBS Bank (Canada)
UBS Belgium SA/NV
UBS Deutschland AG
UBS Espana S.A.
UBS Swiss Financial Advisors AG
UBS Wealth Management AG
UBS Wealth Management (UK) Ltd
Item 8. Identification and Classification of Members of the Group
Not Applicable
Item 9 Notice of Dissolution of Group:
Not Applicable
Item 10. Certification:
By signing below, the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	53220K207
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Anthony Defilippis
Anthony Defilippis
Executive Director

By:	/s/ Gordon Kiesling
Gordon Kiesling
Executive Director

Date: February 11, 2010